SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F   ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of February, 2005.

Contents:

Enclosure 1. Press release re: Damages assessment to proceed in High Court case listing dated December 9, 2004.

Enclosure 2. Press release re: Additional Listing dated December 20, 2004.

Enclosure 3. Press release re: contract with Custom Pharmaceuticals dated February 10, 2005.

Enclosure 1.

BioProgress PLC

09 December 2004

Press Release	9 December 2004

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Damages assessment to proceed in High Court case

BioProgress plc (AIM: BPRG; NASDAQ: BPRG) advises that the UK Patents Court has rejected the attempt by Stanelco Fibre Optics Limited (‘Stanelco’) to re-open the case, and has awarded the relevant legal costs to BioProgress. Stanelco has been granted permission to appeal this latest decision but this will not hold up the process for assessing the damages to be paid by Stanelco to the Company’s wholly owned subsidiary BioProgress Technology Limited.

Stanelco must now comply with the Court’s previous order and disclose all material details relevant to the misuse of the information previously given to them in confidence by BioProgress. These details will allow BioProgress to formulate its damages claim which will then be assessed by the Court.

Graham Hind, Chief Executive of BioProgress, said: ‘We are clearly pleased that the Court has quickly rejected Stanelco’s application for a re-trial on the single issue of breach of confidence, and has stuck by its previous judgment. This decision further vindicates the position we have taken throughout these proceedings.’

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

Enclosure 2.

BioProgress PLC

20 December 2004

BioProgress PLC (the ‘Company’)

Pursuant to the exercise of options over 1,000,000 ordinary shares of 1p each in the Company by Farmasierra Manufacturing S.L., application will be made for these new ordinary shares (‘New Shares’) to be admitted to the Alternative Investment Market (‘AIM’).

Admission of the New Shares is expected to become effective on 23 December 2004.

Enclosure 3.

BioProgress PLC

10 February 2005

Press Release	10 February 2005

BioProgress plc

(‘BioProgress’ or ‘the Company’)

BioProgress signs contract with Custom Pharmaceuticals for new UK pharmaceutical film manufacturing facility and appoints Callisto Consulting to progress US and European medicines product license applications

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces that it has now executed an agreement with Custom Pharmaceuticals Limited (‘Custom’) to install a film manufacturing line in Custom’s (www.custompharm.com) new pharmaceutical contract manufacturing facility currently being built near Brighton, in the south of England. This follows the initial Letter of Intent announcement on 9 November 2004.

Internal modification and upgrading of the existing building started in December 2004 and is expected to be completed in approximately three months. The film casting line, purchased from Valence Technology BV in August 2004, is being refurbished and will then be delivered and installed along with the other relevant equipment. The facility and equipment is specified to the latest EC and US FDA pharmaceutical standards.

The production of BioProgress pharmaceutical grade films in the new plant for its SOLULEAVESTM, WAFERTABTM and FOAMBURSTTM technologies, as well as films required for the SWOLLOTM, TABWRAPTM and NROBETM technologies is planned to be in full production by August 2005.

Nigel Richardson, Chairman of Custom Pharmaceuticals Limited, said: ‘The more we have worked with the team at BioProgress, the more excited we have become by the potential of their innovative technology. We are an established and experienced medicine manufacturer and our technical team have already spent time in the BioProgress Tampa film facility, so we are confident we have all the resources, expertise and qualified personnel to operate the new pharmaceutical film line to the highest international standards. The BioProgress LOCUM business model makes sense for all concerned and we are looking forward to a long and fruitful relationship with BioProgress.’

BioProgress also announces the appointment of Callisto Consulting, a specialist UK based regulatory agency, which will assist in developing Drug Master Files which contain all the necessary data on individual product performance required by the regulatory authorities. Callisto will coordinate the regulatory testing and application procedures necessary for BioProgress to apply for US and European Medicine Licences for the SOLULEAVESTM, WAFERTABTM and FOAMBURSTTM products currently under development. These new products incorporate off-patent generic drugs which can be sold in the consumer, prescription and veterinary medicine markets. Callisto estimates that the regulatory process for licensing generic compounds in a new delivery form can take about a year in the United States and slightly longer in Europe. There is also however increasing interest from major drug manufacturers in investigating the use of BioProgress technologies with their patented drugs.

Graham Hind, Chief Executive of BioProgress, said: ‘The signing of these contracts has moved BioProgress another step closer to the global commercialisation of our technology. Later this year our customers and Shareholders will be able to visit the site in Brighton which we believe will be the first cGMP pharmaceutical film manufacturing facility in Europe and one of the most ‘state-of-the-art’ in the world. With our existing Tampa facility, we anticipate that we will be able to satisfy the demand for all our pharmaceutical films as our technologies are commercialised.

‘In addition to the films needed for our dosage form technologies like TABWRAP TM, the market for thin edible films continues to develop rapidly. Very soon we shall have prescription medicines utilising edible film strips giving benefits of fast absorption into the body combined with ease of administration. Our recent R&D work on such formulations has gone well and the appointment of Callisto Consulting will further shorten our time to market. When this is linked with our unique patent portfolio, we believe BioProgress is in a strong position to be the leader and manufacturer of first choice in this fast growing new pharmaceutical market sector.’

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655674
grahamhind@bioprogress.com
www.bioprogress.com

UK Media enquiries:
Abchurch

Henry Harrison-Topham / Heather Salmond	Tel: +44 (0) 20 7398 7700
heather.salmond@abchurch-group.com
www.abchurch-group.com

US Investor enquiries:
Taylor Rafferty
Andrew Saunders	Tel: +1 212 889 4350
andrew.saunders@taylor-rafferty.com
www.taylor-rafferty.com

Notes to editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: February 10, 2005	Elizabeth Edwards
Chief Financial Officer